UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

July  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

normal">DOCUMENTS FILED "Times New Roman";mso-bidi-font-weight:normal">: Helvetica;mso-bidi-font-family:"Times New Roman""> 1">         Material Change Report for news releases dated July 20, 2004

DESCRIPTION:              Queenstake Announces Up To $17 Million Special Warrant Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     QUEENSTAKE RESOURCES LTD.

 (Registrant)

Date  July 20,  2004

By         “Jack Engele”  (signed)

    (Signature)

     Jack Engele, Vice President Finance

      Queenstake Resources Ltd.

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.            Name and Address of the Company

Queenstake Resources Ltd.
Suite 405, 555 Sixth Street

New Westminster, British Columbia
V3L 5H1

2.            Date of Material Change

July 20, 2004

3.            News Release

The date and place(s) of issuance of the news release are as follows:

July 20, 2004

The Press Release was released to The Toronto Stock Exchange being the only exchange upon which the shares of the Issuer are listed, and through various other approved public media.

4.            Summary of Material Change(s)

Queenstake Resources Ltd. (the “Company”) reports that it has entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase 34,000,000 special warrants on an underwritten private placement basis, at a price of $0.50 per special warrant for aggregate gross proceeds to the Company of $17 million.

5.            Full Description of Material Change

The Company reports that it has entered into an agreement with a syndicate of underwriters led by Sprott Securities Inc. and Westwind Partners Inc., and including Loewen Ondaatje McCutcheon Limited pursuant to which the underwriters have agreed to purchase 34,000,000 special warrants on an underwritten private placement basis, at a price of $0.50 per special warrant for aggregate gross proceeds to the Company of $17 million.  The underwriters have the option to purchase an additional 10,000,000 special warrants at the issue price at any time prior to the closing date for additional gross proceeds of $5 million.  Each special warrant will entitle the holder to acquire one common share and one-half of one common share purchase warrant.  Each whole common share purchase warrant will be exercisable at a price of $0.65 for a period of 18 months.  In the event that the Company fails to obtain receipts for a final prospectus within 60 days of the closing date, each special warrant will entitle the holder to acquire 1.05 common shares and 0.525 common share purchase warrants.  The offering is scheduled to close on or about August 10, 2004 and is subject to certain conditions including, but not limited to the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

The Company will pay the underwriters a cash commission equal to 5.0% of the gross proceeds of the offering.  In addition, the Company shall issue to the underwriters compensation warrants exercisable, without payment of additional compensation, into compensation options (the “Compensation Options”).  The Compensation Options will be exercisable to acquire that number of units that is equal to 5% of the number of Special Warrants sold pursuant to the offering at a price of $0.50 per unit for a period of 12 months following the closing date.  Each unit will consist of one common share and one-half of one warrant.  The Company will use its reasonable best efforts to qualify the distribution of the Compensation Options pursuant to the Prospectus.

The proceeds from the offering will be used for balance sheet improvements, including retirement of long term obligations and for general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

6.            Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.            Omitted Information

Not Applicable

8.            Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Jack Engele, Chief Financial Officer
Suite 405 - 555 Sixth Street
New Westminster, British Columbia
V3L 5H1

PHONE:  (303) 297-1557 (ext. 111)

9.            Date of Report

DATED at Denver, Colorado, this 21st day of July, 2004.

"Jack Engele" (signed)

Jack Engele, Chief Financial Officer